UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2020

Commission File Number 001-35751

STRATASYS LTD.
(Translation of registrant’s name into English)

c/o Stratasys, Inc.	2 Holtzman Street, Science Park
7665 Commerce Way	P.O. Box 2496
Eden Prairie, Minnesota 55344	Rehovot, Israel 76124
(Addresses of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Resignation of Director

On May 13, 2020, S. Scott Crump stepped down from his position as a member of the board of directors (the “Board”) of Stratasys Ltd. (the “Company”), effective immediately. Mr. Crump will continue to serve as an executive officer of the Company. Upon his resignation from the Board, Mr. Crump was appointed as the Company’s Chief External Affairs and Innovation Officer, in place of his prior role as the Company’s Chief Innovation Officer.

The information in this Report of Foreign Private Issuer on Form 6-K (“Form 6-K”) is incorporated by reference in the Company’s registration statements on Form S-8, SEC file numbers 333-190963 and 333-236880, filed by the Company with the SEC on September 3, 2013 and March 4, 2020, respectively, and shall be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.

Dated: May 18, 2020	By:	/s/ Lilach Payorski
	Name:	Lilach Payorski
	Title:	Chief Financial Officer